                            CENTRAL OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED JUNE 30, 2001*



                                                                        CONTENTS

                                                                            Page

        Statements of Income and Retained Earnings                     1

        Balance Sheets                                                2-3

        Information Concerning Mine Operations and
          Capital Improvements                                        4-5

        Calculation of Cost of Capital and
          Statement of Cost of Commercial Coal Sold and Shipped        6

        Statement of Cost of Operation                                 7

        Analysis of Mining Plant in Service                            8








        *Final Report - See Page 5 for explanation.

                            CENTRAL OHIO COAL COMPANY
                               STATEMENT OF INCOME
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                          $ 1,241

COST OF OPERATION                                             2,359
                                                            -------

OPERATING LOSS                                               (1,118)

NONOPERATING INCOME                                             871
                                                            -------

LOSS BEFORE FEDERAL INCOME TAXES                               (247)

FEDERAL INCOME TAX CREDIT ON OPERATIONS                        (247)
                                                            -------

NET INCOME                                                  $  -
                                                            ========



                         STATEMENT OF RETAINED EARNINGS
                       FOR THE QUARTER ENDED JUNE 30, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $-

NET INCOME                                                     -
                                                              --

BALANCE AT END OF PERIOD                                      $-
                                                              ==


The common stock of the Company is wholly owned by Ohio Power Company.

                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                           JUNE 30,
                                                             2001
                                                         ------------
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 49,859
  Accumulated Depreciation and Amortization                  49,226
                                                           --------

         NET MINING PLANT                                       633
                                                           --------

OTHER PROPERTY AND INVESTMENTS                                2,109
                                                           --------

CURRENT ASSETS:
  Cash and Cash Equivalents                                     134
  Accounts Receivable:
    General                                                      55
    Affiliated Companies                                        156
  Advances to Affiliates                                     66,806
  Materials and Supplies                                      1,371
  Prepayments and Other                                         146
                                                           --------

         TOTAL CURRENT ASSETS                                68,668
                                                           --------

DEFERRED INCOME TAXES                                        53,811
                                                           --------

           TOTAL                                           $125,221
                                                           ========


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                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)


                                                          JUNE 30,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                           -
                                                          ---------

         TOTAL SHAREHOLDER'S EQUITY                              7
                                                          --------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       57,425
  Accrued Reclamation Costs                                 33,186
  Mine Closure Costs                                         1,740
  Other Operating Reserves                                  12,713
                                                          --------

         TOTAL OTHER NONCURRENT LIABILITIES                105,064
                                                          --------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                    987
    Affiliated Companies                                       531
  Taxes Accrued                                              6,725
  Accrued Reclamation Costs                                  3,624
  Accrued Vacation Pay                                         333
  Other                                                      6,045
                                                          --------

         TOTAL CURRENT LIABILITIES                          18,245
                                                          --------

REGULATORY LIABILITIES AND DEFERRED CREDITS                  1,905
                                                          --------

           TOTAL                                          $125,221
                                                          ========

                            CENTRAL OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                       FOR THE QUARTER ENDED JUNE 30, 2001

        In July 2001, Ohio Power Company sold Central Ohio Coal Company (COCCo). Therefore, this will be the final report that is filed for COCCo.





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
                            CENTRAL OHIO COAL COMPANY
 CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                       FOR THE QUARTER ENDED JUNE 30, 2001
                         (in thousands, except as noted)
                                                                                                 April through
                                                                                                      June
                                                                                                      2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                            $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter                                                    .025675
                                                                                                    --------

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                      $   -
                                                                                                    ========

            2. Year-to-Date                                                                         $   -
                                                                                                    ========

       D. Net Income per Statement of Income                                                        $   -
            Add: Interest Charges                                                                       -
            Less: Nonoperating Income                                                                    871
                                                                                                    --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                      $   (871)
                                                                                                    ========

            2. Year-to-Date                                                                         $ (2,162)
                                                                                                    ========

 II. Coal Billing Calculation:
     ------------------------
       A. Total Operating Expenses (a)                                                              $  2,112

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                          (871)
                                                                                                    --------

       C. Cost Applicable to Current Quarter Coal Billings                                          $  1,241
                                                                                                    ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              -
                                                                                                     =======

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                      $  -
                                                                                                      ======

(a)     As represented by Cost of Operation plus Federal Income Taxes reported in Statement of Income.

                            CENTRAL OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                       FOR THE QUARTER ENDED JUNE 30, 2001


                                                       (in thousands)

Direct Labor-UMW*                                          $     3
Indirect Labor-UMW*                                            385
Benefits-UMW*                                                1,097
Salaries and Benefits-Nonunion                                 554
Operating Supplies                                             566
Repair Parts and Materials                                     485
Electricity and Other Utilities                                323
Outside Services-Maintenance, Haulage and Reclamation          138
Taxes Other Than Federal Income Taxes**                        210
Rental of Equipment                                              5
Mining Cost Normalization***                                (1,801)
Reclamation                                                   (641)
Other Production Costs                                       1,035
                                                           -------

Subtotal                                                     2,359

Transfers of Production Costs (to)/from Coal Inventory        -
                                                           -------

          Total                                            $ 2,359
                                                           =======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                            CENTRAL OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                              JUNE 30, 2001
                                      ----------------------------
                                                            Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                      -----  -----------  --------
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,243     46,934      309

Leasehold Improvements                 2,292      2,292       -
                                     -------    -------     -----

    Total Mining Plant in Service    $49,859    $49,226     $633
                                     =======    =======     ====